FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

GAE/SRE – 1806/08

June 23, 2008

SADIA S.A.

Mr. Welson Teixeira Junior

Investor Relations Director

Dear Sir,

In view of the publication, on this date (06/23/2008), of the Minutes of the Extraordinary and Ordinary General Meetings of Shareholders of 04/17/2008, which, among other, ratified the acquisition of the companies Big Foods Indústria  de  Produtos  Alimentícios  Ltda. and Avícola Industrial Buriti Alegre  Ltda.  and, in order to provide further clarification to the market, could you please give us the following information:

- date of expiration of the dissent period;

- reimbursement amounts, in R$/share, duly readjusted; and

- date of actual payment, if available.

Yours faithfully,

(original signed by)

Jorge Antonio Tambucci

Supervision of Company Relations

Bolsa de Valores de São Paulo S.A. - BVSP

C.C.  CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Committee)

      Mrs. Elizabeth  Lopes Rios Machado – Superintendence of Company Relations

      Mr.  Waldir  de  Jesus  Nobre  -  Superintendence of Market Relations and Intermediaries

We clarify that the company must send its answer using the IPE System only, selecting the pertinent Category: Market Announcement and, then the Kind: Clarifications about CVM/Bovespa inquiries – this will relay the file to Bovespa and CVM, simultaneously.

For a better understanding of the market, the content of the above inquiry, made before the answer given by the company, must be transcribed in the file.

São Paulo, June 24, 2008

To

São Paulo Stock Exchange - BOVESPA

Jorge Antonio Tambucci

Supervision of Company Relations

In reply to your mail GAE/SRE – No. 1806/08, dated June 23, 2008, please be informed that:

In view of the publication yesterday (06/23/2008), of the Minutes of the Extraordinary and Ordinary General Meetings of the Shareholders of 04/17/2008, which, among other resolutions, ratified the acquisition of the companies Big Foods Indústria de Produtos Alimentícios Ltda. and Avícola Industrial Buriti Alegre Ltda., we clarify herein the following:

- the dissent period expires on July 24, 2008;

- the dissent amount for the acquisition of Big Foods de Produtos Alimentícios Ltda. is four reais and seven centavos (R$4.07) per share, based on the balance sheet of September 2007 and the dissent amount for the acquisition of Avícola Industrial Buriti Alegre Ltda. is four reais and thirty-four centavos (R$4.34) per share, based on the balance sheet of December 2007.

-   if a dissenting shareholder expresses its will, the reimbursement amount shall be readjusted and paid in accordance with Law 6404/76, article 45, Second Paragraph, i.e., up to August 17, 2008.

Yours faithfully,

Welson Teixeira Junior

Investor Relations Director